FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     TO THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number:  001-14572

                            FOUR SEASONS HOTELS INC.
                 (Translation of registrant's name into English)
                               1165 Leslie Street
                                Toronto, Ontario
                                 Canada M3C 2K8
                       Attention: Executive Vice-President
                                   & Secretary
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F_______ Form 40-F___X____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes_______ No___X____

          If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto, thereunto duly authorized.

                                              FOUR SEASONS HOTELS INC.
                                              (Registrant)


                                              By: /s/ Randolph Weisz
                                                 -------------------------------
                                              Name:    Randolph Weisz
                                              Title:   Executive Vice President,
                                                        Corporate Counsel &
                                                        Secretary

Date: November 10, 2005

                                  EXHIBIT INDEX


     --------------------------------------------------------------------------
     |                       |                                                 |
     |      EXHIBIT NUMBER   |                  DESCRIPTION                    |
     |                       |                                                 |
     --------------------------------------------------------------------------
     |                       |                                                 |
     |           99.1        |   Press release of the Registrant dated         |
     |                       |   November 10, 2005                             |
     |                       |                                                 |
     --------------------------------------------------------------------------
     |                       |                                                 |
     |           99.2        |   Unaudited Consolidated Financial Statements   |
     |                       |   of the Registrant for the three months and    |
     |                       |   nine months ended September 30, 2005          |
     |                       |                                                 |
     --------------------------------------------------------------------------
     |                       |                                                 |
     |           99.3        |   Management's Discussion and Analysis of       |
     |                       |   Financial Condition and Results of Operations |
     |                       |   for the three months and nine months ended    |
     |                       |   September 30, 2005                            |
     |                       |                                                 |
     --------------------------------------------------------------------------

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS



I, Isadore Sharp, Chief Executive Officer of Four Seasons Hotels Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  November 9, 2005



/s/ Isadore Sharp
------------------------
Isadore Sharp
Chief Executive Officer

                                 FORM 52-109FT2

                        CERTIFICATION OF INTERIM FILINGS



I, John Davison, Chief Financial Officer of Four Seasons Hotels Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  November 9, 2005



/s/ John Davison
------------------------
John Davison
Chief Financial Officer